UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.  20549

                              FORM N-17f-2

            Certificate of Accounting of Securities and Similar
                      Investments in the Custody of
                     Management Investment Companies

                 Pursuant to Rule 17f-2 [17 CFR 270.17f-2]


1.   Investment Company Act Rule Number:

     811-2354

2.   State identification Number:

3.   Exact name of investment company as specified in registration statement:

     BLACKROCK PROVIDENT INSTITUTIONAL FUNDS

4. Address of principal executive office (number, street, city, state, Zip code):

     400 BELLEVUE PARKWAY
     WILMINGTON, DE  19809





                 Report of Independent Accountants

To the Board of Trustees of
BlackRock Provident Institutional Funds:

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, about the BlackRock Provident Institutional Funds ("BPIF") (consisting of TempFund, TempCash, FedFund, T-Fund, Federal Trust Fund, Treasury Trust Fund, MuniFund, MuniCash, California Money Fund, and New York Money Fund Portfolios) compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of March 31, 2003. Management is responsible for BPIF's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about BPIF's compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about BPIF's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed, without prior notice to management, as of March 31, 2003, and with respect to agreement of security purchases and sales, for the period from September 30, 2002 (the date of our last examination), through March 31, 2003:

- Confirmation of all securities held by institutions in book entry form at the Federal Reserve Bank of Cleveland, the Depository Trust Company and Bankers Trust. For a sample of securities on the safekeeping reports of PNC Bank, National Association, we noted that the quantities and descriptions of such securities listed on the safekeeping reports agreed with the confirmations or that the discrepancies were resolved;

- Reconciliation of all such securities to the books and records of BPIF and the Custodian, PNC Bank, National Association;

- Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with the custodian records or alternative procedures; and

- As a supplement done to the satisfactory testing reported in the PFPC Inc. Fund Accounting and Administration Report on Controls Placed in Operation and Tests of Operating Effectiveness issued pursuant to SAS No. 70, agreement of 10 security purchases and 10 security sales or maturities since our last report from the books and records of BPIF to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on BPIF's compliance with specified requirements.

In our opinion, management's assertion that the BlackRock
Provident Institutional Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of March 31, 2003 with respect to securities reflected in the investment account of BPIF is fairly stated, in all material respects.

This report is intended solely for the information and use of the Board of Trustees, management, and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP
August 6, 2003




              Management Statement Regarding Compliance with
         Certain Provisions of the Investment Company Act of 1940

June 17, 2003

PricewaterhouseCoopers
Two Commerce Square, Suite 1700
2001 Market Street
Philadelphia, PA 19103

We, as members of management of BlackRock Provident
Institutional Funds ("BPIF") (consisting of TempFund, TempCash, FedFund, T-Fund, Federal Trust Fund, Treasury Trust Fund,
MuniFund, MuniCash, California Money Fund, and New York Money
Fund) are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of BPIF's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of March 31, 2003, and from September 30, 2002 through March 31, 2003.

Based on this evaluation, we assert that BPIF was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of March 31, 2003, and from September 30, 2002 through March 31, 2003, with respect to securities reflected in the investment account of BPIF.

BlackRock Provident Institutional Funds:
By:
Ralph Schlosstein
Chairman and President, BlackRock Provident Institutional Funds